1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc.

Registration Statement on Form N-2

File No. 333-196096

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Subsequent to submitting this letter, the Company intends to file Pre-Effective Amendment No. 2 to its registration statement on Form N-2 (the “Registration Statement”) via EDGAR.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	In follow-up to Comment 25 addressed in the Company’s July 2, 2014 letter, please confirm that any secondary market purchases of CLOs sponsored by Highland Capital Management, L.P. or its affiliates, or which have underlying loans originated by Highland Capital Management, L.P., will be limited to bona fide secondary market purchases from sellers other than Highland Capital Management, L.P. or its affiliates.

Response: The Company confirms that any secondary market purchases of CLOs sponsored by Highland Capital Management, L.P. or its affiliates, or which have underlying loans originated by Highland Capital Management, L.P. or its

United States Securities and Exchange Commission July 23, 2014 Page 2

affiliates, will be limited to bona fide secondary market purchases from sellers other than Highland Capital Management, L.P. or its affiliates.

2.	Please revise the cover page and the inside front cover such that the current bold type disclosure on the inside front cover and the pricing table appear on the outside front cover.

Response: The Company has revised its disclosure such that the referenced disclosure now fits on the inside front cover and the outside front cover. The Company was unable to include all of the referenced disclosure and the pricing table on the outside front cover and maintain a 10 point font size. However, the Company respectfully submits that its current formatting is consistent with the style and formatting of a number of other non-traded BDCs.

3.	In the Section “Certain Questions and Answers About This Offering,” please revise “Will I be taxed on distributions that I receive and that are reinvested pursuant to the Distribution Reinvestment Plan” to read “Will I be taxed on distributions that I receive or that are reinvested pursuant to the Distribution Reinvestment Plan.”

Response: The Company has revised its disclosure consistent with this comment.

4.	On page 109 of the Registration Statement, in the discussion of the termination provisions of the Investment Advisory Agreement, please add the following disclosure: “However all payments will be limited to the amounts due pursuant to Section 3 of the Investment Advisory Agreement at the date of termination, but not yet made.”

Response: The Company has added the requested disclosure.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

United States Securities and Exchange Commission July 23, 2014 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M Fumai

Allison M Fumai

cc:	Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.